EXHIBIT 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

	Six Months
	Ended June 30		Year Ended December 31
	2008	2007	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income taxes	$43,210	$50,157	$98,139	$97,186	$77,105	$89,332	$36,004
Fixed charges, excluding interest on deposits	24,408	25,151	51,510	48,839	44,468	33,523	31,313

Subtotal	67,618	75,308	149,649	146,025	121,573	122,855	67,317
Interest on deposits	55,811	61,575	124,276	106,679	66,112	52,400	57,710

Total	$123,429	$136,883	$273,925	$252,704	$187,685	$175,255	$125,027

Fixed charges:
Interest on borrowed funds	$23,489	$24,263	$49,777	$46,906	$42,668	$31,990	$29,280
Interest component of rental expense	919	888	1,733	1,933	1,800	1,533	2,033

Subtotal	24,408	25,151	51,510	48,839	44,468	33,523	31,313
Interest on deposits	55,811	61,575	124,276	106,679	66,112	52,400	57,710

Total	$80,219	$86,726	$175,786	$155,518	$110,580	$85,923	$89,023

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.77x	2.99x	2.91x	2.99x	2.73x	3.66x	2.15x
Including interest on deposits	1.54x	1.58x	1.56x	1.62x	1.70x	2.04x	1.40x